Exhibit 99.1

Scotiabank continues strong earnings and revenue momentum with net income of $1.46 billion in the second quarter

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended April 30, 2012 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our Second Quarter 2012 Report to Shareholders and Supplementary Financial Information are available on the Investor Relations page of www.scotiabank.com.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov. The Bank transitioned from Canadian GAAP to IFRS effective for interim and annual periods beginning the first quarter of fiscal 2012. The interim Consolidated Financial Statements for the period ended January 31, 2012 reflect the Bank's first set of financial statements prepared under IFRS. Comparative periods in 2011 were also restated to reflect IFRS changes.

Second quarter financial measures:

•         EARNINGS PER SHARE (DILUTED) OF $1.15

•         NET INCOME OF $1,460 MILLION

•         RETURN ON EQUITY OF 18.6%

•         PRODUCTIVITY RATIO OF 53.7%

•         QUARTERLY DIVIDEND 55 CENTS PER COMMON SHARE

TORONTO, May 29, 2012 /CNW/ - Scotiabank reported second quarter net income of $1,460 million compared with net income of $1,621 million in the same period last year. The prior year results included non-recurring acquisition-related gains of $286 million and foreign currency-related gains arising from the conversion to IFRS of $77 million. Excluding these non-recurring gains, year over year, net income grew 16%.

Diluted earnings per share were $1.15, compared to $1.39 in the same period a year ago. Last year's earnings per share benefited 33 cents per share from the non-recurring gains. Return on equity remained strong at 18.6%. A dividend of 55 cents per common share was announced.

"We are very pleased with the strong performance of all of our business lines," said Rick Waugh, Scotiabank President and CEO. "Our continued focus on sustainable and diversified revenues in high-growth markets, together with ongoing cost-containment initiatives are contributing to solid growth in earnings.

"With net income of $461 million, an increase of 23%, Canadian Banking continued its strong contribution to the overall Bank results. Revenues increased from higher net interest income as a result of solid asset growth. Lower provisions for credit losses and expense discipline across the business also contributed to these results.

"Net income in International Banking was a solid $448 million, an increase of 14% this quarter. Our investments in the higher growth markets in Latin America and Asia continue to provide meaningful contributions to both the retail and commercial banking businesses. In addition, this quarter also includes the earnings from our most recent acquisition in Colombia, Banco Colpatria.

"Excellent performance in our Canadian mutual fund business combined with ongoing strength in our global insurance enabled Global Wealth Management to achieve net income for the quarter of $298 million. Our core results were up strongly compared to the same quarter last year. DundeeWealth continues to contribute to these positive results.

"Global Banking and Markets reported strong net income of $387 million, a return to levels comparable to last year. Results across all our business platforms were good, with strong contributions from corporate and investment banking as well as from our client-driven capital markets businesses. This quarter we continued our select expansion strategy with the acquisition of the U.S. energy firm Howard Weil.

"Across our businesses, expense management remains an ongoing priority. This quarter, excluding the non-recurring gains, we had positive operating leverage.

"Our capital ratios remain strong. With solid and consistent internal capital generation and our recent issuance of common shares to fund acquisitions, our Tier 1 and tangible common equity (TCE) ratios increased significantly this quarter as we continue to build our capital base.

"Based on our strong performance in the first half of the year, we remain confident of achieving our goals and targets for 2012."

YEAR-TO-DATE PERFORMANCE versus key 2012 financial and operational objectives was as follows:

TARGETS

1.     Earn a return on equity (ROE)(1) of 15 to 18%. For the six months Scotiabank earned an ROE of 19.1%.

2.     Generate growth in earnings per common share (diluted) of 5 to 10%(2). Our year-over-year growth in earnings per share was 7%.

3.     Maintain a productivity ratio(1) of less than 58%. Scotiabank's ratio was 53.6% for the six months.

4.     Maintain strong capital ratios. With a Tier 1 ratio of 12.2% and a tangible common equity (TCE) ratio of 9.4%, Scotiabank's capital ratios remain strong by both Canadian and international standards

(1)	Refer below for a discussion of non-GAAP measures.
(2)	Excluding $286 million of acquisition-related gains reported in the second quarter of 2011.

Financial Highlights(1)

	As at and for the three months ended			For the six months ended
(Unaudited)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Operating results ($ millions)
Net interest income	2,481	2,375	2,136	4,856	4,389
Net interest income (TEB(2))	2,484	2,380	2,141	4,864	4,399
Non-interest revenue	2,223	2,246	2,503	4,469	4,398
Non-interest revenue (TEB(2))	2,289	2,309	2,567	4,598	4,528
Total revenue	4,704	4,621	4,639	9,325	8,787
Total revenue (TEB(2))	4,773	4,689	4,708	9,462	8,927
Provision for credit losses	264	265	270	529	545
Operating expenses	2,565	2,507	2,395	5,072	4,644
Provision for income taxes	415	413	353	828	728
Provision for income taxes (TEB(2))	484	481	422	965	868
Net income	1,460	1,436	1,621	2,896	2,870
Net income attributable to common shareholders	1,336	1,343	1,528	2,679	2,685
Operating performance
Basic earnings per share ($)	1.18	1.23	1.42	2.41	2.53
Diluted earnings per share ($)	1.15	1.20	1.39	2.36	2.47
Adjusted diluted earnings per share(2) ($)	1.18	1.23	1.41	2.41	2.51
Return on equity(2) (%)	18.6	19.8	25.7	19.1	23.1
Productivity ratio (%) (TEB(2))	53.7	53.5	50.9	53.6	52.0
Core banking margin (%) (TEB(2))	2.37	2.25	2.30	2.31	2.35
Banking margin on average total assets (%) (TEB(2))	2.14	2.03	2.09	2.09	2.14
Financial position information ($ millions)
Cash and deposits with banks	67,622	52,891	63,352
Trading assets	94,214	88,086	88,618
Loans	345,066	341,226	311,577
Total assets	659,690	637,055	590,695
Deposits	460,907	451,609	419,501
Common equity	30,566	28,112	24,641
Preferred shares	4,384	4,384	4,384
Assets under administration(3)	318,201	310,789	305,740
Assets under management(3)	108,661	106,004	105,944
Capital measures(4)
Tier 1 capital ratio (%)	12.2	11.4	12.0
Total capital ratio (%)	14.0	13.2	13.9
Tangible common equity to risk-weighted assets(2) (%)	9.4	8.5	9.3
Assets-to-capital multiple	17.5	17.7	17.6
Risk-weighted assets ($ millions)	252,862	253,075	222,304
Credit quality
Net impaired loans ($ millions)	2,021	1,914	2,248
Allowance for credit losses ($ millions)	2,713	2,750	2,639
Net impaired loans as a % of loans and acceptances	0.57	0.55	0.70
Provisions for credit losses as a % of average loans and acceptances (annualized)	0.30	0.32	0.36	0.31	0.36
Common share information
Share price ($)
High	57.18	56.95	61.28	57.18	61.28
Low	50.22	47.54	56.25	47.54	52.11
Close	54.80	51.53	57.69
Shares outstanding (millions)
Average - Basic	1,134	1,091	1,078	1,112	1,061
Average - Diluted	1,168	1,125	1,113	1,147	1,097
End of period	1,141	1,103	1,082
Dividends per share ($)	0.55	0.52	0.52	1.07	1.01
Dividend yield(5) (%)	4.1	4.0	3.5	4.1	3.6
Market capitalization ($ millions)	62,545	56,840	62,434
Book value per common share ($)	26.78	25.49	22.78
Market value to book value multiple	2.0	2.0	2.5
Price to earnings multiple (trailing 4 quarters)	12.1	10.8	12.8
Other information
Employees	80,932	77,302	73,558
Branches and offices	3,115	3,116	2,853

(1)	The Bank has adopted IFRS effective November 1, 2011. All comparative amounts except for capital resources reflect the adoption of IFRS.
(2)	Refer below for a discussion of non-GAAP measures.
(3)	Comparative amounts have been restated to reflect intercompany relationships.
(4)	Prior period capital measures have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(5)	Based on the average of the high and low common share price for the period.

Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intent", "estimate", "plan", "may increase", "may fluctuate", and similar expressions of future or conditional verbs, such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 63 of the Bank's 2011 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

The "Outlook" sections in this document are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with International Financial Reporting Standards (IFRS), are not defined by IFRS and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)
AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank's statement of financial position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution; securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)
AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank's consolidated statement of financial position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share
The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets.

Economic equity and return on economic equity
For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segments is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income attributable to common shareholders adjusted for the incremental cost of non-common equity capital instruments.

Core banking margin (TEB)
This ratio represents net interest income (on a taxable equivalent basis) on average earning assets excluding bankers acceptances and total average assets relating to the Global Capital markets business within Global Banking and Markets. This is consistent with the classification of net interest from trading operations in revenues from trading operations recorded in other operating income.

Banking margin on average total assets (TEB)
The banking margin represents net interest income (on a taxable equivalent basis) on average total assets excluding average total assets relating to Global Capital markets business within Global Banking and Markets.

Operating leverage (TEB)
The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions Canada.

Taxable equivalent basis
The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's methodology. For purposes of segmented reporting, a segment's revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

	For the three months ended			For the six months ended
TEB Gross up ($ millions)	April 30 2012	January 31 2012	April 30 2011	April 30 2012	April 30 2011
Net interest income	$3	$5	$5	$8	$10
Other operating income	66	63	64	129	130
Total revenue and provision for taxes	$69	$68	$69	$137	$140

Transition to International Financial Reporting Standards

The Bank has adopted International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board effective November 1, 2011.  The accompanying condenses interim consolidated financial statements for the three months ended April 30, 2012 have been prepared in accordance with IAS 34, Interim Financial Reporting.  Previously, the consolidated financial statements were prepared in accordance with Canadian GAAP (CGAAP).  The adoption of IFRS did not require significant changes to the Bank's disclosure controls and procedures.  The notes to the condensed interim consolidated financial statements bridge prior financial statement disclosures under CGAAP and IFRS, and are designed to assist the reader in understanding the nature and quantum of differences between them.

For an overview of the impacts of the adoption of IFRS, including a description of accounting policies selected, please refer to the Second Quarter 2012 Report to Shareholders Note 3 - significant accounting policies and Note 32 - First-time adoption of IFRS of the condensed interim consolidated financial statements.  Note 32 includes a discussion of the transitional elections and exemptions under IFRS 1 and detailed reconciliations of the Bank's Interim Consolidated Financial Statements previously prepared under Canadian GAAP to those under IFRS.

In addition, further information on the transitional impacts is included on pages 83 to 89 of the Bank's 2011 Annual Report.

Q2 2012 Notable Business Highlights

Recent Initiatives

•         In March, Scotiabank launched the new ScotiaHockey NHL Visa in Canada enabling hockey fans to support their favourite NHL team by personalizing their card with any one of 30 NHL team designs or the NHL Shield.

•         The SCENE program celebrated five years of movie rewards. In the five years, more than 3.5 million SCENE members have earned over 15 billion points, the equivalent to 15 million free movies.

•         Scotiabank acquired Howard Weil Incorporated, a leading U.S.-based energy investment firm. Recognized as one of the top firms in the energy industry, Howard Weil focuses exclusively on the energy industry.

Recognized for success

•         On February 29, the Canadian Dealmakers awards recognized Scotiabank as the 2011 "Deal Team of the Year" based on transactions that include the acquisitions of Banco Colpatria in Colombia, DundeeWealth in Canada, and the announced transaction with Bank of Guangzhou in China.

•         On February 1, at the IR Magazine Canada Awards 2012, Scotiabank was presented with the "Best Investor Relations during a Corporate Transaction" award for the acquisition of DundeeWealth in 2011.

Serving customers

•         Multicultural Banking in Canada launched the Scotiabank StartRight Temporary Foreign Worker Loan Program for Tim Hortons' Employees on March 6 as a new and unique Scotia Plan Loan for eligible Temporary Foreign Workers employed at Tim Hortons Franchises.

•         Scotiabank acted as Exclusive Financial Advisor to Pengrowth Energy Corporation on its strategic business combination with NAL Energy Corporation, a transaction valued at approximately $1.9 billion. Upon completion of the transaction, Pengrowth will be the second largest intermediate exploration and production company by production, and the fifth largest by enterprise value, in Canada.

•         In April, Scotiabank became the first bank in Latin America to launch TV banking. In partnership with Samsung, Scotiabank Peru launched an application that allows any customer to conduct their banking through any Samsung Smart TV.

•         Scotia iTRADE launched a new enhanced trading platform, as well as a new public website with many additional features and benefits, including full connectivity with Scotia OnLine to ensure customers have a consistent online trading and banking experience.

Scotiabank's Bright Future program in action

•         Scotiabank made a donation to the University of Saskatchewan for bursaries and scholarships for Aboriginal students pursuing undergraduate and graduate business degrees at the Edwards School of Business.

•         Scotiabank announced an international youth award program - Scotiabank Bright Future Young Leaders - to recognize youth who make outstanding contributions to their communities.

•         Scotiabank donated 1,500 'kiddy-cricket' kits. These equipment bags will help more than 45,000 kids in 1,500 schools play the game of cricket.

Group Financial Performance

Financial results

Scotiabank's net income for the second quarter was $1,460 million, compared with $1,621 million for the same period last year and $1,436 million last quarter. Included in net income last year were non-recurring acquisition-related gains of $286 million and foreign currency-related gains arising from the conversion to IFRS of $77 million.

Diluted earnings per share were $1.15, compared to $1.39 in the same period a year ago. The non-recurring gains from the prior year amounted to 33 cents per share. Excluding these gains, diluted earnings per share were up 8% over last year.

Diluted earnings per share were down 5 cents per share from $1.20 reported in the first quarter. The prior quarter included a gain on sale of a real estate asset in Western Canada of 8 cents per share.

Return on equity remained strong at 18.6%, compared to 25.7% last year and 19.8% last quarter.

Impact of foreign currency translation
The table below reflects the impact of foreign currency translation on the year-over-year and quarter-over-quarter change in key income statement items. The impact of foreign currency translation was not significant quarter over quarter or year over year.

($ millions except per share amounts)	For the three months ended		For the six months ended
	Apr. 30, 2012 vs. Apr. 30, 2011	Apr. 30, 2012 vs. Jan. 31, 2012	Apr. 30, 2012 vs. Apr. 30, 2011
U.S./Canadian dollar exchange rate (average)
April 30, 2012	$0.994	$0.994	$1.008
January 31, 2012		$1.021
April 30, 2011	$0.974		$0.990
% change	2%	(3)%	2%
Impact on income:
Net interest income	$9	$(13)	$3
Net fee and commission revenues	3	(6)	(1)
Other operating income	1	(5)	-
Operating expenses	(2)	5	9
Other items (net of tax)	(2)	4	(2)
Net income	$9	$(15)	$9
Earnings per share (diluted)	$0.01	$(0.01)	$0.01
Impact by business line:
Canadian Banking	1	(2)	2
International Banking	4	(6)	1
Global Wealth Management	1	(1)	1
Global Banking and Markets	2	(4)	2
Other	1	(2)	3

Q2 2012 vs Q2 2011

Net income
Scotiabank's net income was $1,460 million in the second quarter, a decrease of $161 million or 10% from the same period a year ago. Excluding the non-recurring gains recorded last year, net income was up $202 million or 16%. Recent acquisitions contributed $76 million to the year-over-year growth. The remaining increase was from higher net interest income, stronger trading revenues and growth in transaction-based fees. These increases were partly offset by the impact of a higher effective income tax rate.

Total revenue
Total revenue (on a taxable equivalent basis) was up $65 million or 1% from the same quarter last year, despite the non-recurring gains reported last year. Excluding the non-recurring gains revenue grew by $457 million or 11%, of which acquisitions accounted for $254 million. The remaining growth was attributable to higher net interest income from asset growth, increased banking fees, stronger trading revenues, and higher insurance income.

Net interest income
This quarter's net interest income (on a taxable equivalent basis) of $2,484 million was $343 million or 16% higher than the same quarter last year. This was attributable to diversified loan growth in International Banking as well as Canadian residential mortgages and consumer auto loans. International acquisitions accounted for $169 million of the increase in net interest income.

The core banking margin was 2.37%, up from 2.30% last year. The increase in the margin was primarily from higher-yielding assets in Colombia, Uruguay and Asia, partly offset by higher volumes of lower-yielding deposits with banks.

Net fee and commission revenues
Net fee and commission revenues of $1,577 million were up $50 million or 3% from the same period last year. The growth was attributable primarily to an increase in banking fees from higher credit card revenues, deposit services and commercial banking fees, in both the existing businesses and from recent acquisitions. Partially offsetting these increases were lower underwriting and advisory fees, and non-trading foreign exchange revenues.

Other operating income
Other operating income (on a taxable equivalent basis) was $712 million, down $328 million from last year's $1,040 million, due to the non-recurring gains recorded last year. Excluding these gains operating income was up $64 million over the same period last year. This increase reflected higher capital markets revenue mainly in precious metals, energy and equity businesses, increased insurance revenues and higher income from associated corporations. These increases were partly offset by lower gains in the fair value of non-trading financial instruments and a decline in net gains on investment securities due to higher writedowns.

Provision for credit losses
The provision for credit losses was $264 million this quarter, down $6 million from the same period last year. The year- over-year decline was due primarily to lower provisions in Canadian Banking and in Global Banking and Markets, partly offset by higher provisions in International Banking. Further discussion on credit risk is provided in the Second Quarter 2012 Report to Shareholders.

Operating expenses and productivity
Operating expenses were $2,565 million this quarter, up $170 million or 7% from the same quarter last year, $140 million of which arose from acquisitions. The remaining growth was mostly in compensation-related expenses, which rose due to higher staffing levels, as well as increased premises and technology costs.

The productivity ratio was 53.7%, compared to 50.9% in the same quarter last year. Operating leverage year over year was negative 5.7%. However, adjusting for the impact of the non-recurring gains in 2011, operating leverage was positive 3.5%, reflecting the ongoing focus on controlling business expenses.

Taxes
The effective tax rate of 22.2% was up from 17.9% in the same quarter last year, substantially from the impact of the non-taxable acquisition-related gains and higher tax-exempt income last year. Partly offsetting these items was a reduction in the statutory tax rate in Canada and lower taxes in foreign operations.

Q2 2012 vs Q1 2012

Net income
Net income was $1,460 million, an increase of $24 million or 2% compared to the first quarter, which included a real estate gain of $94 million. There were solid contributions from recent acquisitions, higher wealth management revenues, increased income from associated corporations.

Total revenue
Total revenue (on a taxable equivalent basis) of $4,773 million was $84 million or 2% higher quarter over quarter. Excluding the real estate gain included in the prior quarter's results, total revenue increased 4% from last quarter. Almost all of this increase was due to recent acquisitions. As well, there were higher wealth management revenues and increased income from associated corporations, though mostly offset by the negative impact of a shorter quarter.

Net interest income
Net interest income (on a taxable equivalent basis) was $2,484 million, up $104 million or 4% from the previous quarter. This was attributable to recent acquisitions with higher-spread products, asset growth primarily in business lending and a higher core banking margin. These increases were partly offset by two less days in the quarter.

The core banking margin rose to 2.37% as compared to 2.25% last quarter. The higher margin was due to the acquisition in Colombia and a lower volume of lower-yielding deposits with banks.

Net fee and commission revenues
Compared to the previous quarter, net fee and commission revenue of $1,577 million was up $77 million or 5%. Acquisitions accounted for $61 million. The remaining growth was from higher wealth management fees. This growth was partly offset by lower-transactions based banking fees due to two less days in the quarter.

Other operating income
Other operating income (on a taxable equivalent basis) declined by $97 million or 12% to $712 million, primarily due to the real estate gain included in last quarter's results. Quarter over quarter, there were increased contributions from associated corporations, mainly Thanachart Bank in Thailand.

Provision for credit losses
The provision for credit losses was $264 million this quarter, down $1 million from the prior quarter. The quarter-over-quarter decline in provisions was due primarily to lower provisions in Canadian Banking and Global Banking and Markets, substantially offset by higher provisions in International Banking. Further discussion on credit risk is provided in the Second Quarter 2012 Report to Shareholders.

Operating expenses and productivity
Compared to the first quarter, operating expenses were higher by $58 million or 2%. Recent acquisitions contributed $93 million of the growth. Excluding acquisitions, there were reductions in most expense categories with lower salaries, advertising, business development and communication expenses. There was also lower stock-based compensation due to the seasonally higher amounts in the prior quarter. Partially offsetting these reductions were higher performance-based compensation, premises and professional expenses.

The productivity ratio was 53.7%, compared to 53.5% in the previous quarter. Quarter over quarter, the operating leverage was negative 0.5%, or positive 2% excluding the real estate gain in the first quarter.

Taxes
The effective tax rate of 22.2% was substantially unchanged from 22.3% in the prior quarter.

Year-to-date Q2 2012 vs Year-to-date Q2 2011

Net income
Net income was $2,896 million, an increase of $26 million or 1% compared to the same period last year, despite the non-recurring acquisition-related and foreign exchange gains recorded in the same period last year. Excluding last year's non-recurring gains and the real estate gain last quarter, net income was up 13%. The growth was due primarily to contributions from acquisitions, growth in net interest income, higher insurance revenues and lower provisions for credit losses. These items were partly offset by an increase in operating expenses and the impact of a higher effective income tax rate.

Total revenue
Total revenue (on a taxable equivalent basis) of $9,462 million was up $535 million for the six month period or 6% higher compared to the same period last year. Excluding the non-recurring gains recorded in the first half of 2011 and the real estate gain in the first quarter, revenues were up by $854 million or 10% compared to the prior period. Acquisitions accounted for $274 million of the growth in total revenue. The remaining increases were due mainly to strong net interest income from asset growth and higher transaction-based fees. There was also stronger capital markets revenues in precious metals, equity and energy businesses and higher insurance income.

Net interest income
Net interest income (on a taxable equivalent basis) was $4,864 million for the six month period, up $465 million or 11% from the previous period. This was attributable to diversified loan growth in International Banking and in Canadian residential mortgages and consumer auto loans. The recent acquisitions in Colombia and Uruguay also contributed to the growth in net interest income. These increases were offset by a lower core banking margin.

The year-to-date core banking margin was 2.31%, down slightly from 2.35% for the same period last year. The decline in the core banking margin was due to higher volume of deposits with banks, partially offset by the acquisition in Colombia.

Net fee and commission revenues
Compared to the same period last year, net fee and commission revenues of $3,077 million were up $306 million or 11%. The growth was attributable primarily to wealth management revenues which were up $196 million, from both acquisitions and underlying businesses. The remaining growth was from higher credit card and other transaction-based banking revenues and increased lending fees, from existing operations and acquisitions. These increases were partly offset by lower underwriting fees.

Other operating income
Other operating income (on a taxable equivalent basis) fell by $236 million or 13% to $1,521 million, primarily due to the non-recurring gains recorded in the same period last year. Excluding the non-recurring prior-year gains and the real estate gain last quarter, other operating income was up by $83 million or 6%. The year-over-year increase was due mainly to strong capital markets results in the precious metals, equity and energy businesses and higher insurance underwriting revenues due to higher premium income. These increases were offset by lower gains from changes in the fair value of financial instruments used for asset/liability management purposes.

Provision for credit losses
For the six-month period, total provisions for credit losses were $529 million, down $16 million from $545 million during the same period last year. Lower provisions in Canadian Banking were substantially offset by higher provisions in International Banking, while provisions in Global Banking and Markets were moderately lower. Further discussion on credit risk is provided in the Second Quarter 2012 Report to Shareholders.

Operating expenses and productivity
Year to date, operating expenses were $428 million or 9% above the same period last year. Recent acquisitions accounted for $339 million of the growth. The remaining increase of $89 million or 2%, was due to a rise in compensation-related expenses from increased staffing levels and annual merit increases, and higher performance-based compensation. Pension and benefits expenses were up this year, as the prior year included a $35 million benefit from the final wind-up and settlement of a subsidiary's pension plan. These increases were partly offset by lower stock-based compensation.

The productivity ratio was 53.6%, compared to 52.0% for the same period last year. Operating leverage year over year was negative 3.2%. However, adjusting for the real estate gain in the first quarter of this year and non-recurring prior-year gains, the operating leverage was positive 0.8%.

Taxes
The effective tax rate for the first six months was 22.2%, up from 20.2% in the same period last year. The increase in the effective tax rate was primarily due to lower tax-exempt income in the current year and the impact of the non-taxable acquisition related gains last year. Partially offsetting these items were a reduction in the statutory tax rate in Canada and lower deferred tax adjustments.

Financial position

The Bank's total assets at April 30, 2012 were $660 billion, up $65 billion or 11% from October 31, 2011.

Cash and deposits with banks grew by $22 billion, due mainly to increases in interest bearing deposits with central banks in the United States and the United Kingdom.

Securities purchased under resale agreements increased by $10 billion.

Trading assets increased $18 billion from October 31, 2011, primarily in trading securities which were up $20 billion from higher holdings of Canadian and United States government debt and equities. This growth was partially offset by a decline in loans in ScotiaMocatta.

Investment securities decreased $1 billion due mainly to reduced holdings of Canadian government debt. As at April 30, 2012, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $829 million, an increase of $93 million from October 31, 2011.

The Bank's loans increased $17 billion or 5% from October 31, 2011. Business and government loans increased $10 billion due mainly to growth in Latin America, including the acquisition of Banco Colpatria in Colombia, and growth in Global Banking and Markets. In retail lending, residential mortgages increased $6 billion due primarily to growth in Canada. Personal and credit card loans increased $2 billion due mainly to Banco Colpatria.

Total liabilities were $623 billion as at April 30, 2012, up $61 billion from October 31, 2011. Excluding the negative impact of foreign currency translation, total liabilities rose $64 billion or 11%.

Total deposits increased by $40 billion. Personal deposits grew by $3 billion primarily from growth in high interest deposits in Canada and the acquisition of Banco Colpatria. Business and government deposits increased $29 billion due primarily to growth in the United States and Banco Colpatria. Deposits by banks increased $7 billion in the United States and Asia.

Obligations related to securities sold under repurchase agreements and obligations related to securities sold short grew by $16 billion and $7 billion respectively. Derivative instrument liabilities decreased $5 billion, which was similar to the decrease in derivative instrument assets.

Total equity increased $4,427 million from October 31, 2011. This increase was driven by internal capital generation of $1,516 million, the issuance of common shares of $2,628 million including a public offering of $1,628 million, $518 million for the purchase of Banco Colpatria, and $472 million through the Dividend Reinvestment Plan and the exercise of options.

Accumulated other comprehensive loss decreased $52 million due mainly to improvements in the unrealized losses on cash flow hedges and the unrealized gains on available for sale securities, which were partially offset by an increase in unrealized foreign exchange losses on the Bank's investments in its foreign operations. Non-controlling interests in subsidiaries increased $261 million due primarily to the acquisition of Banco Colpatria.

Capital ratios

Bank regulatory capital consists of two components - Tier 1 capital, which is more permanent, and Tier 2 capital, as follows:

	As at
($ millions)	April 30 2012		January 31 2012		Canadian GAAP(1) October 31 2011
Tier 1 capital	$30,974		$28,878		$28,489
Tier 2 capital	$4,446		$4,414		$4,044
Total regulatory capital	$35,420		$33,292		$32,533
Total risk-weighted assets	$252,862		$253,075		$233,970
Capital ratios
Tier 1 capital ratio	12.2%		11.4%		12.2%
Total capital ratio	14.0%		13.2%		13.9%
Assets-to-capital multiple	17.5	x	17.7	x	16.6	x

(1)	The October 31, 2011 ratios have not been restated as they represent the actual ratios reported in that period for regulatory purposes.

The Bank continues to maintain a strong capital position. The Tier 1 and Total capital ratios as at April 30, 2012 were 12.2% and 14.0%, respectively, up from 11.4% and 13.2% as at January 31, 2012.

The increase in the ratios during the quarter was primarily due to the Bank's issuance of $1,658 million, before related issue expenses, of new common equity to fund recently closed and previously announced acquisitions. In addition, strong internally generated capital more than offset the impacts from the phase-in of the transition to IFRS on retained earnings for regulatory capital purposes, the appreciation of the Canadian dollar, and increases in goodwill from the acquisition of Howard Weil, Inc.

Capital ratios are only up marginally since October 31, 2011 due to the implementation of the new Basel market risk framework and the net impact from the acquisition of Banco Colpatria in the first quarter of 2012, absorbing much of the capital benefit of the higher capital levels in the first six months.

Similarly, the tangible common equity ratio (TCE) as at April 30, 2012 was significantly higher at 9.4%, up from 8.5% as at January 31, 2012, but down from 9.6% as at October 31, 2011. The full impact of the transition to IFRS was reflected in the TCE ratio in the first quarter of 2012.

Business Segment Review

Scotiabank's results, average assets, and average liabilities, allocated by these operating segments, are as follows:

	For the three months ended April 30, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,156	$1,137	$126	$203	$(141)	$2,481
Net fee and commission revenues	361	336	627	330	(77)	1,577
Net income from investments in associated corporations	-	109	54	-	(43)	120
Other operating income	-	81	98	377	(30)	526
Provision for credit losses	120	145	-	(1)	-	264
Operating expenses	771	926	525	365	(22)	2,565
Provision for income taxes	165	144	82	159	(135)	415
Net income	$461	$448	$298	$387	$(134)	$1,460
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	-	49	7	-	-	56
Capital instrument equity holders	-	-	-	-	13	13
Net income attributable to equity holders of the Bank	$461	$399	$291	$387	$(147)	$1,391
Average assets ($ billions)	$222	$112	$13	$211	$89	$647
Average liabilities ($ billions)	$148	$71	$16	$153	$224	$612

(1)	Refer to above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended April 30, 2012 ($69), January 31, 2012 ($68), and April 30, 2011 ($69), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

	For the three months ended January 31, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$1,174	$1,003	$123	$170	$(95)	$2,375
Net fee and commission revenues	365	291	586	289	(31)	1,500
Net income from investments in associated corporations	1	68	53	-	(29)	93
Other operating income	9	89	97	386	72	653
Provision for credit losses	136	124	-	5	-	265
Operating expenses	768	845	495	390	9	2,507
Provision for income taxes	170	91	76	139	(63)	413
Net income	$475	$391	$288	$311	$(29)	$1,436
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	18	6	-	-	25
Capital instrument equity holders	-	-	-	-	13	13
Net income attributable to equity holders of the Bank	$474	$373	$282	$311	$(42)	$1,398
Average assets ($ billions)	$219	$101	$13	$206	$97	$636
Average liabilities ($ billions)	$147	$63	$15	$159	$219	$603

	For the three months ended April 30, 2011
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)(3)	Total
Net interest income	$1,088	$848	$100	$184	$(84)	$2,136
Net fee and commission revenues	346	251	631	324	(25)	1,527
Net income from investments in associated corporations	5	90	41	-	(38)	98
Other operating income	-	124	339	337	78	878
Provision for credit losses	146	112	1	11	-	270
Operating expenses	773	702	542	383	(5)	2,395
Provision for income taxes	146	105	74	75	(47)	353
Net income	$374	$394	$494	$376	$(17)	$1,621
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	16	7	-	-	24
Capital instrument holders	-	-	-	-	14	14
Net income attributable to equity holders of the Bank	$373	$378	$487	$376	$(31)	$1,583
Average assets ($ billions)	$208	$90	$13	$188	$76	$575
Average liabilities ($ billions)	$142	$58	$13	$142	$190	$545

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the three months ended April 30, 2012 ($69), January 31, 2012 ($68), and April 30, 2011 ($69), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Prior period amounts have been restated as the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization, and Global Transaction Banking allocations. These changes were made in the first quarter and the allocations did not have an impact on the Bank's consolidated results.

Scotiabank's results, average assets, and average liabilities allocated by these operating segments, are as follows:

	For the six months ended April 30, 2012
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)	Total
Net interest income	$2,330	$2,140	$249	$373	$(236)	$4,856
Net fee and commission revenues	726	627	1,213	619	(108)	3,077
Net income from investments in associated corporations	1	177	107	-	(72)	213
Other operating income	9	170	195	763	42	1,179
Provision for credit losses	256	269	-	4	-	529
Operating expenses	1,539	1,771	1,020	755	(13)	5,072
Provision for income taxes	335	235	158	298	(198)	828
Net income	$936	$839	$586	$698	$(163)	$2,896
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	1	67	13	-	-	81
Capital instrument holders	-	-	-	-	26	26
Net income attributable to equity holders of the Bank	$935	$772	$573	$698	$(189)	$2,789
Average assets ($ billions)	$220	$107	$13	$209	$92	$641
Average liabilities ($ billions)	$148	$67	$15	$156	$221	$607

	For the six months ended April 30, 2011
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(2)(3)	Total
Net interest income	$2,248	$1,720	$212	$380	$(171)	$4,389
Net fee and commission revenues	695	519	1,018	615	(76)	2,771
Net income from investments in associated corporations	4	180	110	-	(82)	212
Other operating income	15	203	414	707	76	1,415
Provision for credit losses	311	225	1	8	-	545
Operating expenses	1,504	1,457	878	784	21	4,644
Provision for income taxes	322	187	142	199	(122)	728
Net income	$825	$753	$733	$711	$(152)	$2,870
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	2	33	15	-	-	50
Capital instrument holders	-	-	-	-	29	29
Net income attributable to equity holders of the Bank	$823	$720	$718	$711	$(181)	$2,791
Average assets ($ billions)	$207	$90	$11	$185	$72	$565
Average liabilities ($ billions)	$142	$58	$12	$141	$183	$536

(1)	Refer above for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the six months ended April 30, 2012 ($137) and April 30, 2011 ($140), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Prior period amounts have been restated as the Bank implemented changes in its methodology for certain business line allocations relating to fund transfer pricing, revenue and cost sharing agreements between Canadian and International Banking and Global Wealth Management, tax normalization, and Global Transaction Banking allocations. These changes were made in the first quarter and the allocations did not have an impact on the Bank's consolidated results.

Canadian Banking

Q2 2012 vs Q2 2011
Canadian Banking reported net income of $461 million, an increase of $87 million or 23% from the same period last year. This strong performance was driven by growth in mortgages, consumer auto and commercial loans, lower provisions for credit losses and stable expenses. Return on economic equity increased to 38.3% from 33.1% last year.

Q2 2012 vs Q1 2012
Quarter over quarter, net income declined by $14 million or 3%, due primarily to the short quarter. The results benefitted from lower provisions for credit losses and flat expenses. Return on economic equity was 38.3% versus 38.8% last quarter.

International Banking

Q2 2012 vs Q2 2011
International Banking's net income in the second quarter was $448 million, an increase of $54 million or 14% over last year, despite last year's benefit from $52 million negative goodwill related to an acquisition. The underlying increase in net income was driven by strong asset and deposit growth in Latin America and Asia and the contribution from acquisitions, particularly Banco Colpatria in Colombia. Return on economic equity was 12.4% versus 14.6% last year.

Q2 2012 vs Q1 2012
Quarter over quarter, net income was up $57 million or 15%, largely due to the acquisition in Colombia increased contributions from associated corporations, partly offset by higher loan losses. Return on economic equity was 12.4% compared to 12.7% last quarter.

Global Wealth Management

Q2 2012 vs. Q2 2011
Global Wealth Management reported net income of $298 million this quarter, a decrease of $196 million or 40% from the same quarter last year. The decrease was due to last year's one-time revaluation of the original 18% investment in DundeeWealth of $260 million partly offset by one-time transaction and integration costs of $27 million (after-tax). Excluding these amounts, net income grew by $37 million or 14% due to strong insurance and mutual fund sales, and higher assets under management and assets under administration. Return on equity was 15.0% compared to 25.7%. Excluding the non-recurring DundeeWealth acquisition-related gain and one-time transaction and integration cost, last years' return on economic equity was 13.3%.

Q2 2012 vs. Q1 2012
Quarter over quarter, net income increased by $10 million or 3% due to growth in global asset management partially offset by lower earnings from global insurance which benefited from reserve releases in the previous quarter. Global wealth distribution earnings were also higher as growth in full service brokerage was partially offset by lower earnings from online brokerage.

Global Banking and Markets

Q2 2012 vs Q2 2011
Global Banking and Markets reported a very strong net income of $387 million in the second quarter, an increase of $11 million or 3% compared to the prior year. This year-over-year increase was due primarily to strong revenues, lower provisions for credit losses and reduced operating expenses. Return on economic equity was 29.1% this quarter compared to 25.9% in the same period last year.

Q2 2012 vs Q1 2012
Net income increased $76 million or 24% compared to the prior quarter driven by stronger revenues and lower expenses. Return on economic equity also rose to 29.1% from 23.2%.

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line. Due to the nature of activities and consolidated adjustments reported in the Other segment, the Bank believes that a comparative period analysis is not relevant.

Q2 2012
The net loss of $134 million reflected the impact of asset/liability management activities, an impairment loss of $34 million on investment securities, and a $25 million offset to revenues reported in the other operating segments related to the underwriting of the Bank's common share issuance during the quarter. The latter had no impact on the Bank's consolidated results.

Q1 2012
The net loss of $29 million reflected the impact of asset/liability management activities and an impairment loss of $19 million on investment securities, offset in part by a gain of $111 million from the sale of a real estate asset.

Q2 2011
The net loss of $17 million included the impact of asset/liability management activities and an impairment loss of $7 million on investment securities. These were offset in part by foreign currency related gains of $106 million arising from the conversion to IFRS, which were subsequently hedged later in 2011. There was also a favourable impact of $18 million in the fair value of financial instruments used for asset/liability management purposes.

SHAREHOLDER INFORMATION

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2012
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3	January 27
April 3	April 26
July 3	July 27
October 2	October 29

Annual Meeting date for fiscal 2012
The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2012, will be held in Halifax, Nova Scotia, on Tuesday, April 9, 2013.

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast
The quarterly results conference call will take place on May 29, 2012, at 2:00 pm EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 644-3414 or 1-800-814-4859 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from May 29, 2012, to June 13, 2012, by calling (416) 640-1917 or 1-877-289-8525 and entering the identification code 4487931#. The archived audio webcast will be available on the Bank's website for three months.

Contact information

Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 775-0798
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

%CIK: 0000009631

For further information:

Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 933-1344
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

CO: Scotiabank - Financial Releases

CNW 08:46e 29-MAY-12